CENTER BANCORP, INC.
2455 Morris Avenue
Union, New Jersey 07083
908-688-9500

January 14, 2008

Mr. William J. Schroeder
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Center Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 15, 2007 File No. 2-81353

Dear Mr. Schroeder:

Center Bancorp, Inc. (the “Company”) is in receipt of your letter to me, dated December 13, 2007. The Company has set forth below each SEC comment verbatim, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2006

SEC Comment:

Item 1. Business

A) Historical Development of Business, page 3

1.
We note your disclosure on page 3 about effecting an internal entity reorganization and adopting a plan of liquidation for your REIT subsidiary during the fourth quarter of 2006. Please address the following:

●	Tell us and revise future filings to provide enhanced disclosure about the reorganization;

●	Tell us how you considered the guidance in paragraphs 41-44 of SFAS 144 in determining whether such operations should be reported as discontinued operations in your Consolidated Statements of Income; and

●	Tell us how you considered the guidance in SFAS 146 with respect to the disclosed exit or disposal activities.

Company Response:

The internal entity structure reorganization undertaken by the Corporation was a streamlining and consolidation of the Corporation’s various subsidiary companies. We simplified our corporate structure by reducing the number of operating subsidiary entities. We will include this description and any further information related to the liquidation in future filings.

Regarding SFAS 144 and guidance under SFAS No 146, there was neither a disposal of assets nor a termination of operations. The assets, consisting of loans and investment securities, were held by and subsequently transferred to wholly owned subsidiaries of Union Center National Bank

SEC Comment:

Item 7. Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operations

Investment Portfolio, page 27

2.
We note your disclosure on page 27 that in March of 2006 you sold securities classified as available for sale totaling $86.3 million and incurred after tax losses on that sale of $2.4 million. Please tell us the following:

●	When in March 2006 you made the decision to reposition the balance sheet and when you sold the available for sale securities; and

●	Given the proximity of the sale date of these securities to the filing date of your 2005 Form 10-K, how you determined that these securities were not other than temporarily impaired as of December 31, 2005.

Company Response:

The decision to sell investment securities and to reduce the size of the Corporation’s balance sheet was approved by the Board of Directors on March 22, 2006. An actual analysis was not prepared and provided to the Corporation until March 20, 2006, after the 2005 Form10-K was filed. The securities were not sold in response to any market conditions affecting the market values of securities, but were part of an overall balance sheet reduction. The bonds were not deemed to be impaired in accordance with SFAS 115 at December 31, 2005 or at any other time through and including the filing date of our 2005 Form 10-K.

SEC Comment:

Contractual Obligations and Other Commitments, page 42

3.
We note in the contractual obligations and other commitments table on page 42 that you have $68 million of other commercial commitments off-balance sheet. Please tell us how you have complied with Item 303(A)(4) of Regulation S-K to provide disclosures about off-balance sheet arrangements in a separately-captioned section in MD&A or revise future filings accordingly. Please provide us with a draft of your proposed disclosures.

Company Response:

We did provide additional disclosure by reference to Note 19 of the report contained on page F-41. The narrative disclosure relates to all outstanding commitments, while the tabular disclosure did not include the unused home equity lines of credit. These amounts were included in the total amount of $146.7 million. In future filings the tabular disclosure will be expanded, as depicted on page 42, to include a separate line item for the residential commitments which will include the unused portion of home equity lines of credit.

SEC Comment:

Note 12 - Income Taxes, page F-34

4.
We note your disclosure in the last paragraph on page F-34. Please tell us how the internal entity reorganization of your subsidiaries during the fourth quarter of 2006 resulted in a $2.6 million federal tax benefit of which $1.4 million is reflected in the current net tax benefit, identifying the authoritative accounting literature you relied upon.

Company Response:

Under the plan of liquidation that was adopted, the entity structure of the subsidiary, a REIT, gave rise to certain tax benefits upon the distribution of earnings during the period of liquidation in accordance with FASB No. 109. This resulted in a $2.6 million tax benefit on $7.6 million in earnings for 2006.

Based on management’s best estimate of the ultimate outcome of these tax benefits, the Corporation reserved $1.2 million of that benefit for the period.

SEC Comment:

5.
We note the table on page F-34 showing the current and deferred amounts of income tax expense (benefit) for the years ended December 31, 2006, 2005 and 2004, respectively, and are unable to reconcile the presented amounts to disclosures in other parts of the footnote. Please tell us how you computed the presented amounts and provide us with a worksheet for the current and deferred tax expense amounts related to 2006.

Company Response:

We have determined that the deferred amounts in the table on F-34 had amounts not properly bracketed, resulting in a deferred amount of ($5,280). The resultant amounts for current taxes were incorrect as presented in the table and have been revised with correct brackets. The tables will be reflected accurately in future filings as presented. All other amounts and components of the current and deferred tax related to 2006 were accurate as presented in our Form 10-K filing.

The computation of the corrected amounts is contained in a revised Note 12 and exhibits A, B and C which are being provided supplementally to the Commission pursuant to a Rule 83 request.

The Company hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call our corporate counsel, Laura R. Kuntz (973-597-2398) or Peter H. Ehrenberg (973-597-2350), both of Lowenstein Sandler PC.

Very truly yours

CENTER BANCORP, INC.

By:	/s/ Anthony C. Weagley
Anthony C. Weagley
Chief Financial Officer and CEO

cc: Peter H. Ehrenberg, Esq.
Laura R. Kuntz, Esq.